[SANTANDER HOLDINGS USA LETTERHEAD]
September 28, 2010
VIA FACSIMILE AND EDGAR
Mr. Eric Envall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:
Santander Holdings USA, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”)
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Form 10-Q for the quarter ended June 30, 2010
File No. 001-16581

Ladies and Gentlemen:
We are in receipt of the letter, dated September 15, 2010 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the aforementioned filings of the Company. This letter contains the Company’s responses to the comments set forth in the Comment Letter. For your convenience, we have listed each comment from the Comment Letter in italics with the Company’s response listed in normal type after each comment. As described below, we do not believe that the changes to the Form 10-K described below are material and therefore we are not filing an amended Form 10-K with respect to the changes.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 9A — Controls and Procedures, page 97

1.	Please provide to us and disclose in future filings the disclosure required by Item 308(a)(4) of Regulation S-K.
Management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report included on page 49 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), filed with the Commission on February 26, 2010. The Company shall provide this disclosure, as required by Item 308(a)(4) of Regulation S-K, in its future filings.
Executive Officers of SHUSA, page 98

2.	Please revise to clarify what you mean when you disclose that Patrick J. Sullivan was President and CEO of “Massachusetts and New Hampshire.”
Set forth below is revised disclosure with respect to Mr. Sullivan’s position at the Company in 2005 through 2006. Mr. Sullivan is no longer with the Company. We believe that the clarification in job title is not material to our shareholders and are not filing an amended Form 10-K with respect to this revision.

Patrick J. Sullivan — Age 54. Mr. Sullivan was appointed Managing Director of Commercial Banking in 2008. Prior to being promoted to Managing Director of Commercial Banking, Mr. Sullivan served the Company as a Sector CEO from 2007 to 2008 and a Market CEO from 2005 through 2006. Mr. Sullivan has 30 years of experience in the banking industry and has held a variety of executive and management positions. He joined SHUSA in June of 2000 as Executive Vice President, Managing Director of Commercial Banking and Specialized Lending. Previously, he was President and Chief Executive Officer of Howard Bank.
Item 11 — Executive Compensation
Compensation Discussion and Analysis, page 99

3.	Please tell us briefly how compensation decisions have been and will be made for 2010.
As we described in the Form 10-K, the compensation of certain of our named executive officers (defined in the Form 10-K as the “Executives”) in 2009 was governed by the Transaction Agreement, under which Banco Santander, S.A. purchased Sovereign Bancorp, Inc. The compensation of the other named executive officers (defined in the Form 10-K as the “Transferred Executives”) was set by Santander’s Evaluation and Bonus Committee, and, with respect to Mr. Jaramillo, the Appointments and Remunerations Committee and Executive Committee.
For 2010, the compensation of the Transferred Executives was set in a similar manner as described in the Form 10-K. In addition, on March 3, 2010, we designated Messrs. Walters and Lever, the only two of the Executives who have continued in our employment, as “Top Red” executives, effective January 1, 2010, and their compensation is therefore set, in part, by Santander’s Bonus and Evaluation Committee and Executive Committee.
As we disclosed in the Form 10-K, on January 20, 2010, in connection with the Santander transaction, we dissolved our compensation committee. On January 20, 2010, our board of directors re-established a compensation committee. The committee includes Messrs. Jaramillo and Schoellkopf and Ms. Heard, who is the committee chair. The compensation committee has the responsibility of, among other things, ensuring that we adhere to Santander’s global compensation standards and approving our short-term bonus programs, including the Executive Bonus Program in which our named executive officers participate. The compensation committee does not approve other portions of the named executive officers’ compensation, including base salary, long-term equity compensation, deferred compensation, or perquisites, except that it does administer our qualified retirement plan, under which all eligible employees can participate, including the named executive officers.
In addition, on April 21, 2010, we established a management committee, which we call the management compensation subcommittee, to provide, among other things, recommendations to the compensation committee with respect to our short-term bonus programs. The management compensation subcommittee is chaired by our Managing Director of Human Resources.
Set forth below is a brief description of how compensation decisions have been and will be made with respect to the compensation of our named executive officers for 2010. This description is intended to be read in tandem with the disclosure in the Form 10-K.

Base Salary
Our Managing Director of Human Resources consulted with the Appointments and Remunerations Committer and Santander’s board of directors in setting the base salary of Mr. Jaramillo.
The Bonus and Evaluation Committee issued recommendations with respect to Santander’s overall salary policy for 2010 for Santander’s “Top Red” executives, including Messrs. Sabater, Matos, Walters, and Lever. Mr. Jaramillo consulted with Santander’s Head of Corporate Human Resources in setting the base salaries for these executives.
Short-Term Incentive Compensation
On May 4, 2010, based on the recommendation of the management compensation subcommittee, the compensation committee approved the Executive Bonus Program for 2010. The total bonus pool available for distribution under Santander’s bonus programs, including the Executive Program, was set by the Bonus and Evaluation Committee. Each of the named executive officers participates in the Executive Bonus Program for 2010. On August 5, 2010, based on the recommendation of Mr. Jaramillo, our compensation committee approved an enhancement to the Executive Bonus Program such that certain executive officers, including the named executive officers other than Mr. Jaramillo, are eligible to receive a higher bonus than under the original terms of the Executive Bonus Program.
Mr. Jaramillo determines the bonus amounts, if any, awarded under the enhanced Executive Bonus Program for 2010 to each of the named executive officers other than himself. At the end of 2010, Mr. Jaramillo, in consultation with the Bonus and Evaluation Committee, will approve the final bonus amounts for the other named executive officers.
Mr. Jaramillo’s bonus for 2010 under the Executive Bonus Program will be approved by Santander’s board of directors in consultation with the Appointments and Remuneration Committee.
Long-Term Incentive Compensation
For 2010, each of our named executive officers are eligible to participate in the Performance Shares Plan. Awards under the Performance Shares Plan were made in accordance with the terms of the Performance Shares Plan as we described in the Form 10-K under “Our Equity Compensation Plans.”
Other Compensation Elements
Decisions with respect to other elements of compensation for 2010 were made using the same processes for 2009 as we described in the Form 10-K, with no material changes.

4.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company filed the 2009 Form 10-K on February 26, 2010, prior to the effective date of Item 402(s) of Regulation S-K. Therefore, the Company was not required to comply with the disclosure requirements set forth in Item 402(s).

Our Equity Compensation Plans, page 112

5.
We note that your compensation disclosure includes information with respect to certain equity incentive compensation plans that are no longer in effect. For each plan discussed, please revise to specifically state the date, if any, that the plan expired.

We disclosed on page 100 of the Form 10-K (under “Long-Term Incentive Compensation”) that we terminated each of our existing equity compensation plans in connection with the consummation of the transactions contemplated by the Transaction Agreement, dated October 13, 2008, between Sovereign and Banco Santander S.A. The Explanatory Note and discussions of the 2004 Plan and 2001 Plan (the only two then-existing plans) should have clearly provided that these plans were terminated on January 30, 2009, the effective date of the transactions. We do not believe this clarification is material and will not be filing an amended Form 10-K with respect to this clarification. This disclosure should have read as follows (revised language in bold):
Explanatory Note
On January 30, 2009, we became a wholly owned subsidiary of Santander as a result of the consummation of the transactions contemplated by the Transaction Agreement, and, in connection with the Santander transaction, many of our compensation plans and programs were terminated. In particular, we terminated the 2004 Plan and 2001 Plan discussed below in connection with the consummation of the Santander transaction. Moreover, in accordance with the terms and conditions of the Transaction Agreement, all options outstanding immediately prior to the consummation of the transaction were cancelled, and the holders thereof were entitled to receive a cash payment in respect of each option, whether or not vested, equal to the excess, if any, of the fair market value of the stock as of closing over the grant price. Because all options were underwater as of closing, no team members received any cash payments in respect of the options. Further, in accordance with the terms of the Transaction Agreement, all restricted stock outstanding immediately prior to the consummation of the Santander transaction were deemed vested and all such shares were effectively cancelled in exchange for the right to receive Santander American Depositary Shares. As a result, the discussion below of the compensation disclosure includes information with respect to certain equity incentive compensation plans that are no longer in effect as of the date hereof.
The 2004 Plan
In 2004, our shareholders approved the Sovereign Bancorp, Inc. 2004 Broad-Based Stock Incentive Plan, which we refer to as the “2004 Plan.” The 2004 Plan was broad-based in accordance with management’s strong belief that we would continue to have a performance-oriented culture and would create greater shareholder value if team member stock ownership levels were increased at all levels. The 2004 Plan was terminated on January 30, 2009 in connection with the consummation of the Santander transaction.
The 2004 Plan authorized us to award team members incentive stock options and nonqualified stock options to purchase shares of our common stock at the fair market value per share as of the date we granted the option. The 2004 Plan also authorized the award of shares of restricted stock to eligible team members.
Under the 2004 Plan, option grants and restricted stock awards must not have fully vested in less than three years from the date of award. In addition, awards to our senior executive officers must have included a vesting schedule that included the satisfaction of previously established performance goals.

The 2004 Plan provided for acceleration of vesting in certain circumstances, including our change in control. In addition, the 2004 Plan provided that, upon a participant’s termination of employment, the compensation committee could, in circumstances in which it deemed it appropriate, exercise its discretion to accelerate vesting of outstanding stock option grants and restricted stock awards and extend the exercise period for vested options.
The 2001 Plan
In 2001, our shareholders approved the Sovereign Bancorp, Inc. 2001 Stock Incentive Plan, which we refer to as the “2001 Plan.” The 2001 Plan was terminated on January 30, 2009 in connection with the consummation of the Santander transaction.
The 2001 Plan authorized us to award team members incentive stock options and nonqualified stock options to purchase shares of our common stock at the fair market value per share as of the date we granted the option. The 2001 Plan also authorized the award of shares of restricted stock to eligible team members.
Under the 2001 Plan, option grants and restricted stock awards must not have fully vested in less than one year and three years from the date of award, respectively.
The 2001 Plan provided for acceleration of vesting in certain circumstances, including our change in control. In addition, the 2001 Plan provided that, upon a participant’s termination of employment, the compensation committee could, in circumstances in which it deemed it appropriate, exercise its discretion to accelerated vesting of outstanding stock option grants and restricted stock awards and extend the exercise period for vested options.
Description of Employment Related Agreements, page 119

6.	Please confirm the date of the letter agreement with Nuno Matos.
The Company confirms that the date of the letter agreement with Mr. Matos is February 25, 2009.
Additionally, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Santander Holdings USA, Inc.
By:	/s/ Guillermo Sabater Guillermo Sabater Chief Financial Officer